ALEXCO RESOURCE CORP.
(the “Company”)

June 9, 2015

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the Annual General Meeting of Shareholders of the Company held on June 9, 2015. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON		VOTING RESULTS		OUTCOME OF VOTE

		FOR	AGAINST
1.	To fix number of Directors at five (5).	40,590,410 (96.1%)	1,634,973 (3.9%)	Carried

		FOR	WITHHELD
2.	Election of Directors:
	Clynton R. Nauman	14,866,417 (98.1%)	270,120 (1.8%)	Carried
	Michael D. Winn	13,223,281 (87.4%)	1,913,256 (12.6%)	Carried
	Terry Krepiakevich	14,816,365 (97.9%)	320,172 (2.1%)	Carried
	Rick Van Nieuwenhuyse	13,204,981 (87.2)	1,931,556 (12.8%)	Carried
	Richard N. Zimmer	14,811,415 (97.9%)	325,122 (2.2%)	Carried

		FOR	WITHHELD
3.	Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	42,506,468 (97.8%)	953,993 (2.2%)	Carried

Dated at Vancouver, British Columbia, this 9th day of June, 2015.

Alexco Resource Corp.

Per:	“Mike Clark”
Mike Clark
Chief Financial Officer